Mail Stop 3561

January 4, 2007

Mr. William Alverson
Chief Executive Officer
95 Argonaut Street, First Floor
Aliso Viejo, California 92656

> **Re:** **Joystar, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 19, 2006**
> **File No. 333-139461**

Dear Mr. Alverson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Results of Operations, page 23

1. We note your use of the non-GAAP financial measure gross travel bookings in your discussion of your results of operations. Please revise to explain the nature of the measure "gross travel bookings" and to clearly indicate that the measure is not derived from the financial statements. Your revised disclosure should also discuss how gross travel bookings differs from the revenue amounts recorded in the financial statements, and specifically state that the amounts recorded in the financial statements reflect only the commissions from the gross travel bookings. Also, each reference to gross travel bookings should be revised to include the revenues received from those bookings.

Certain Relationships and Related Transactions

2. We note the disclosure indicating that in March 2005, a director and Executive Vice President loaned the Company an amount of $105,997. Please revise the Company's financial statements to disclose the terms of this loan arrangement. Also, please indicate whether this loan has been repaid or converted into the Company's common shares as no significant related party loans are reflected in the Company's September 30, 2006 balance sheet.

Interim Financial Statements for the Nine Months ended September 30, 2006

General

3. We note from the Company's consolidated balance sheet at September 30, 2006 that the Company had 50,000,000 shares authorized and 44,281,742 shares outstanding at this date. We also note from the disclosure in Note 4 that the Company had 9,478,572 outstanding warrants to purchase common stock at a price of $.50 per share and 1,407,158 outstanding warrants to purchase common stock at a price of $.35 per share at this date. As a result, it appears that the Company did not have an adequate number of authorized shares to satisfy its outstanding common stock purchase warrants at this date. Given the lack of adequate authorized shares to satisfy its outstanding stock purchase warrants at this date, please indicate whether the Company has recognized a derivative liability for its outstanding stock purchase warrants at this date pursuant to EITF 00-19 and explain how any liability recognized was calculated or determined. We may have further comment upon receipt of your response.

Balance Sheet, page F-2

4. Please explain to us, and disclose in the notes to your financial statements, the nature of the "other receivables" balance at September 30, 2006. Include in your response and revised disclosure, the nature of the terms of the receivables, the dates the receivables were originally recorded, and why you believe the amounts are collectable as of September 30, 2006. Also tell us if any of the amounts have been collected subsequent to the balance sheet date. See Item 310(ii) of Regulation SB. Additionally, please revise your liquidity and capital resources section of MD&A to include a discussion of the other receivables balance similar to that in the revised note to the financial statements. See Item 303(b)(2) of Regulation SB.

Other

5. Revise the notes to the interim financial statements to include a "subsequent events" footnote that discloses the significant terms of the private placement that was completed on November 16, 2006.

Joystar Audited Financial Statements

Note 2. Summary of Significant Accounting Policies
Revenue Recognition

6. We note the disclosure indicating that the Company passes reservations booked by customers to the relevant travel supplier and receives a commission or ticketing fee from the travel supplier for its services. We also note that the revenues are typically recognized by the Company at the time the reservation is booked although the disclosure on page 19 indicates that the Company does not receive the commission from the travel supplier until after the related travel has been completed. Please tell us in further detail why you believe it is appropriate to recognize revenues at the time the travel is booked rather than when the related travel is completed. As part of your response, please indicate whether you have been required to adjust the revenues recognized during the periods presented in the Company's financial statements as a result of cancellations by customers and tell us the amounts of any revenue adjustments recognized as a result of customer cancellations.

7. Revise to disclose your revenue recognition policy with respect to fee-based memberships, "overrides" and "co-op marketing dollars". Also, explain why you believe it is appropriate to include "overrides" and "co-op marketing dollars" in revenues as the discussion on page 24 of MD&A implies.

Net Loss Per Share

8. Revise to disclose the number of outstanding warrants that could potentially diluted basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because their impact was anti-dilutive. Refer to the disclosure requirements outlined in paragraph 40c of SFAS No.128. The notes to your interim financial statements should be similarly revised.

Note 5. Capital Stock
Common Stock

9. Please tell us and explain in the notes to your financial statements how you valued the shares issued during 2004 and 2005 in exchange for notes payable to shareholders aggregating $83,295 and $259,834, respectively. Also, please explain how you valued the shares issued for an accrued payroll liability and for assets valued at $70,125 during 2005. In addition, revise the interim financial statements to explain how the shares issued for services during the nine months ended September 30, 2006 were valued.

10. The disclosure in Note 5 which indicates that the Company issued 742,211 shares of common stock for a note payable to stockholder for $259,834 during 2005 is inconsistent with the disclosures on pages 1 and 15 of the registration statement which indicate 1,642,885 shares were issued on June 30, 2005 to two officers and directors upon conversion of their respective loans totaling $575,000. Please reconcile and revise these disclosures.

11. Revise the notes to the Company's audited and interim financial statements to disclose the significant terms of the transactions in which the Company issued warrants to acquire its common shares. As part of the revised disclosure, please disclose the exercises prices and expiration dates of the warrants issued.

Note 8. Commitments and Contingencies
Operating Lease

12. We note from the discussion on page 27 that the Company's lease arrangements provide for increasing rental rates over the lease terms. Please confirm that the Company recognizes rental expense associated with its leases on a straight-line basis over the lease term in accordance with paragraph 15 of SFAS No.13.

Exhibit 23.1 Consent of Independent Auditors

13. Since the audit report issued by Mendoza Berger and Company, LLP has been included in the Form SB-2 on page F-8, the consent included as Exhibit 23.1 appears to be incorrectly worded since it indicates the report has been incorporated by reference in the registration statement. Please revise to correct this error. Also, revise the consent to eliminate the reference to the Annual Report on Form 10-KSB for the years ended December 31, 2005 and 2004. The consent should refer only to the audit report issued by the independent auditor with regard

to the Company's December 31, 2005 and 2004 financial statements. Similarly, remove the reference to the unaudited financial statements and related Form 10-QSB for the nine and three months ended September 30, 2006 and 2005 since the independent auditors report dated March 17, 2006 does not relate or refer to these financial statements.

Updated Financial Statements

14. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement. Because you have generated a loss for the years ended December 31, 2005 and 2004 and the nine months ended September 30, 2006, it appears that you would not meet the condition in section (2)(ii) of this rule and would be required to file updated audited financial statements for the year ended December 31, 2006 if the Form SB-2 is not effective by February 14, 2007.

15. Provide a currently dated consent from the independent public accountant in the next amendment.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief